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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)

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                       THE UNITED STATES SHOE CORPORATION
                           (Name of Subject Company)


                       THE UNITED STATES SHOE CORPORATION
                      (Name of Person(s) Filing Statement)


                        COMMON SHARES, WITHOUT PAR VALUE
               (AND ASSOCIATED PREFERENCE SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   912605102
                     (CUSIP Number of Class of Securities)

                                ________________


                              James J. Crowe, Esq.
                 Vice President, Secretary and General Counsel
                       The United States Shoe Corporation
                               One Eastwood Drive
                          Cincinnati, Ohio 45227-1197
                                 (513) 527-7000

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing)

                                With a copy to:

                           William F. Henze II, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

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                 This Amendment No. 8 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 filed on March 16, 1995, as previously amended (the "Schedule 14D-9"), by The United States Shoe Corporation (the "Company"), with respect to the tender offer by Luxottica Acquisition Corp., an indirect wholly-owned subsidiary of Luxottica Group S.p.A., to purchase all outstanding common shares, without par value, of the Company, including associated preference share purchase rights, at a price of $24 per share (and associated right), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1995 and in the related Letter of Transmittal (the "Offer"), as set forth in this Amendment No.
8. All capitalized terms not otherwise defined herein shall have the meanings assigned thereto in the Schedule 14D-9.

ITEM 8.          ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

                 Control Share Acquisition Act Meeting. On April 20, 1995, the Company and Luxottica issued a joint Press Release announcing that when the special meeting of the Company's shareholders held pursuant to the Control Share Acquisition Act is convened on Friday, April 21, the Company and Luxottica will jointly move to adjourn such special meeting to a later date to be announced at the special meeting (the "April 20 Press Release"). A copy of the April 20
         Press Release is filed as Exhibit 34 hereto and is incorporated herein by reference. The foregoing description of the April 20
         Press Release is qualified in its entirety by reference to the text of the April 20 Press Release.

ITEM 9.          MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

                 Exhibit 34 -       Text of the April 20 Press Release.




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                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 20, 1995



                                          THE UNITED STATES SHOE CORPORATION



                                          By:  /s/ Bannus B. Hudson
                                               -----------------------------
                                               Name:  Bannus B. Hudson
                                               Title:  President and Chief
                                               Executive Officer
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                                EXHIBIT INDEX
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         Exhibit No.                    Description
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         Exhibit 34         Text of the April 20 Press Release